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                                                                     Exhibit 29

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
- - - - - - - - - - - - - - - - - - x
MALCOLM ROSENWALD, As a Beneficiary :
Of The IRA For The Benefit Of       :
MALCOLM ROSENWALD,                  :        Index No. 97-603715
                                    :
                   Plaintiff,       :        COMPLAINT
                                    :
              -against-             :        __________
                                    :        County Clerk's Office
NEW YORK STATE ELECTRIC & GAS       :        ____ 18, 1997
CORPORATION AND WESLEY W. VON       :
SCHACK,                             :
                                    :        __________
                   Defendants.      :        Not Compared
- - - - - - - - - - - - - - - - - - X        with Copy Filed


    Plaintiff alleges upon information and belief, which includes the investigation conducted by and through his undersigned attorneys, except as to those matters pertaining to plaintiff, which are alleged upon knowledge, as follows:

                                NATURE OF THIS ACTION
                                ---------------------

    1. This is a class action brought on behalf of holders of the common stock of New York State Electric & Gas Corporation ("NYSEG" or the "Company") to compel NYSEG, in accordance with its fiduciary obligations to NYSEG stockholders, to initiate procedures to maximize the value of NYSEG for the benefit of its stockholders, by giving fair and full consideration to the pending offer by CalEnergy Company, Inc. ("CalEnergy") to acquire NYSEG for cash at a significant premium over market.

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                                     THE PARTIES
                                     -----------

    2. Plaintiff Malcolm Rosenwald in a long-term holder of NYSEG common stock through his IRA account. Plaintiff is a citizen of the State of New York and maintains his offices in New York County. Venue is therefore appropriate in this County.

    3. Defendant NYSEG was incorporated as a New York corporation in 1852, and maintains its executive offices in Ithaca, New York.

    4.   NYSEG is an electric and gas utility that services approximately
80,000 electric customers and 236,000 natural gas customers in the central, eastern and western parts of New York. The larger cities serviced by NYSEG are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport. As of April 1, 1997, the Company had 69,337,427 shares of common stock outstanding, which shares are listed and traded on the New York Stock Exchange. Less than 1/4 of 1% of NYSEG's outstanding common shares are owned by the Company's executive directors and officers.

    5. Defendant Wesley W. von Schack ("von Schack") has been NYSEG's President, Chief Executive Officer and Chairman of the Board of Directors since September 1996. By reason of his positions and ability to control the business and affairs of NYSEG, defendant von Schack owes NYSEG shareholders fiduciary duties of due care, entire fairness, trust and loyalty, and is required to manage the affairs of the corporation in a fair and equitable manner and act in furtherance of the best interests of NYSEG and its shareholders.

    6. CalEnergy is a Delaware corporation whose executive offices are based in Omaha, Nebraska. CalEnergy owns and

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operates 20 power generating facilities in the United States, the Philippines, and Indonesia, and also services 1.5 million residential electric customers through its recent acquisition of a 70% interest in a U.K. utility, Northern Electric Plc.

                               CLASS ACTION ALLEGATIONS
                               ------------------------

    7.   Plaintiff brings this action on behalf of himself and, under CPLR
Article 9, as a representative of the class of NYSEG stockholders, excluding all defendants, officers and directors of NYSEG and their immediate families, the respective subsidiaries and affiliates of NYSEG, and CalEnergy and its respective directors, officers, subsidiaries and affiliates (the "Class").

    8. There are approximately 69.3 million shares of NYSEG common stock outstanding which are held by thousands of persons or entities. Joinder of the members of the Class is, therefore, impracticable. The members of the Class are readily identifiable from information and records in the possession of defendants.

    9. Plaintiff's claims are typical of the members of the Class in that plaintiff and all members of the Class were injured by the same wrongful conduct by the defendants.

    10. Plaintiff will fairly and adequately protect and represent the interests of the Class, and is committed to the vigorous prosecution of the action. Plaintiff is represented by counsel who are experienced and competent in the prosecution of complex securities and class action litigation. The interests of Plaintiff are coincident with, and not antagonistic to, those of the Class.

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    11.  Questions of law and fact common to the members of the Class predominate over questions, if any, that may affect only individual members because defendants have acted on grounds generally applicable to the entire Class. Questions of law and fact common to the Class include:

         a. whether the defendants are breaching their fiduciary duties to the shareholders with respect to the CalEnergy offer;

         b. whether the defendants exercised their duty of care in appropriately reviewing all of the relevant data necessary to understand and act upon the CalEnergy proposal;

         c. whether NYSEG has acted to further the interests of its stockholders in refusing to timely consider the CalEnergy proposal; and

         d. whether NYSEG is required to maximize shareholder value by soliciting bids for NYSEG or taking other steps to enhance shareholder value.

    12. Class action treatment is the superior method for the fair and efficient adjudication of this controversy, in that, among other things, such treatment will permit a large number of similarly situated persons to prosecute their common claims in a single forum simultaneously, efficiently, and without the unnecessary duplication of evidence, effort, and expense that numerous individual actions would engender. Plaintiff knows of no difficulty to be encountered in the maintenance of this action that would preclude its maintenance as a class action.

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                         ADDITIONAL SUBSTANTIVE ALLEGATIONS
                         ----------------------------------

    13. NYSEG's financial position has languished over the past several years and its growth has been stagnant. For example, the Company reported 1996 net income of approximately $178 million and earnings per share of $2.37, as compared to 1995 net income of $197 million and earnings par share of $2.49. This downward trend has continued in 1997. For the quarter ended March 31, 1997, NYSEG reported a 17% decline in net income as compared to the March 1996 quarter.

    14. As a result of the Company's poor financial performance and losing investments, NYSEG was required to cut its dividend by 30% in 1994 from $2.00 to its current level of $1.40 per share. The market price of NYSEG common stock has consistently underperformed the market since 1992, declining by 30% to $21 per share from the $30 per share level.

    15. Moreover, the Company's prospects of success in the $210 billion utility industry are increasingly uncertain as the industry changes from a regulated market to a competitive one. The evolution from a regulated market involves the separation of generation, transmission, and distribution functions to create a competitive environment, replacing the former regulated utility that acted as a monopoly. This dynamic process has several common features:

         a. DEREGULATION: No more monopoly, rate of return tariff structure; the market will become one with negotiated pricing and profits;

         b. PRIVATIZATION: State protected and owned utilities will be divested by governments, turning them over to private

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capital investment and new private sector managers with a far greater focus on operating efficiency;

         c. DISAGGREGATION: The traditional single source, vertically integrated utility structure is being opened and restructured to separate generation, transmission, distribution, and supply functions; and

         d. CONVERGENCE: Providers of basic energy products are converging: packaging fuel, electricity, BTUs, and power marketing into higher value products.

    16. To implement the restructuring of the electric utility industry, in May 1996, the New York Public Service Commission ("PSC") issued an order which calls for (i) a competitive wholesale power market in early 1997 and
(ii) the introduction of retail access for all electric customers in early 1998. The PSC order also calls for lowering rates for consumers, increasing customers' choice of suppliers, continuing reliability of service, and continuing programs that are in the public interest.

    17. In response to the PSC order, the Company has submitted a five-year rate and restructuring plan which provides, among other things, for a freeze in the average retail price of electricity for five years, beginning August 1, 1997, and allows customers to increase their electricity use at up to half the present price. The plan also introduces wholesale competition on August 1, 1997, and phases in retail competition on August 1, 1998.

    18. NYSEG has publicly acknowledged that implementation of the PSC order will seriously undermine the Company's financial position for several reasons. Under the Company's current
                                         -6-
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electric rate agreement with the PSC, there are yearly rate increases of about
$45 million (2.8%) for the three years beginning August 1, 1995. However, in view of the PSC's rate reduction policy, the PSC has indefintely deferred the rate increase which was due to begin in August 1996.

    19. NYSEG had anticipated that rate increases in 1996 and 1997 would offset losses incurred with respect to NYSEG's $610 million investment in the Nine Mile Point nuclear facility, for which the Company is required to accelerate depreciation or write-offs. Moreover, NYSEG has long-term contracts with independent power producers that are above estimated prices in a competitive marketplace. Without the rate increases, NYSEG's earnings will be significantly and adversely impacted for the foreseeable future.

    20. In an attempt to preserve the status quo, NYSEG has joined in litigation with other utilities to enjoin the PSC's May 1996 order. In November 1996, the Supreme Court for the County of Albany upheld the propriety of the PSC order. That ruling has been appealed to the Appellate Division, Third Department. NYSEG has also filed separate litigation against the PSC in an attempt to obtain the unimplemented rate increases.

                        CALENERGY AND ITS ALL-CASH PROPOSAL
                        -----------------------------------

    21. In contrast to NYSEG's languishing financial condition, CalEnergy has thrived as the utility industry has evolved toward a competitive market. Since 1992, CalEnergy has experienced exploding revenues and earnings from both internal growth and acquisitions. For the quarter ended March 31, 1997, CalEnergy

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reported revenues of $566 million, and income increased by 58% to $41 million as compared to $27 million for the March 1996 quarter. Revenues for 1997 are expected to surpass $2 billion. Moreover, CalEnergy's credit quality has steadily improved as the company diversified its operations in the U.S. and internationally.

    22. Since 1992, the market price of the CalEnergy stock has increased 300% from about $10 to the $40 level.

    23. On July 15, 1997, CalEnergy publicly announced that NYSEG had rejected its invitation to enter into merger negotiations, notwithstanding the Company's acknowledgement that such a combination, which offered a substantial premium over the Company's market price, was a viable alternative and should be considered in the best interests of NYSEG stockholders.

    24. According to the CalEnergy press release, David F. Sokol, the Chairman and Chief Executive Officer of CalEnergy, met with defendant von Schack on July 19, 1997 to discuss the possibility of a business combination between CalEnergy and NYSEG. At the meeting, Sokol was advised that the sale of NYSEG at a significant premium (about 25% above market price) might be appropriate in the context of a stock-for-stock merger and von Schack told him that an offer in this range would be "seriously and promptly considered" by the Board and that "it was in the best interest of [NYSEG] shareholders to do so."

    25. However, two days later, without even asking for any specifics, von Schack changed position and advised Sokol that, after consultation with other directors, a proposed combination was "not a priority" for NYSEG.

    26. In response to NYSEG's "confusing messages," on July 14, 1997, Sokol advised von Schack by letter that CalEnergy would commence a tender offer to acquire 6,540,670 NYSEG shares at a price of $24.50 per share. This will bring CalEnergy's ownership to 9.9% of NYSEG's outstanding shares, the maximum amount CalEnergy can purchase without prior federal and state regulatory approval. Holders tendering their shares will still be entitled to the $0.35 per share dividend payable by NYSEG in August 1997.

    27. Sokol emphasized that the tender offer is "the first step in the intended acquisition of 100% of NYSEG's common shares by CalEnergy" and that "we would prefer to work together with you and your Board to achieve a negotiated transaction." To this end, Sokol proposed an all-cash acquisition of NYSG stock at $27-1/2 per share. This price represents a 31.74% premium over NYSEG's $20-7/8 per share closing price on June 30, 1997, when CalEnergy began open-market purchases of NYSEG common stock.

    28. Sokol also represented that CalEnergy intended to maintain NYSEG as an independent operating business with its existing headquarters. Moreover, CalEnergy planned to reincorporate in New York and grow NYSEG's business by participating aggressively in the New York electric market.

    29. Sokol stressed that unlike most players in the electric utility industry, and NYSEG in particular, CalEnergy has developed expertise in and has thrived in the competitive marketplace, both within the U.S. and internationally. Sokol added that CalEnergy could leverage its direct experience of its U.K. subsidiary utility, Northern Electric Plc, which services

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1.5 million customers and has operated in the deregulated and competitive U.K.
electric and gas markets.

    30. Thus, rather than fight the inevitable changes in rate structure initiated by the PSC, CalEnergy was prepared to succeed under a competitive market approach. Sokol stated:

              We fully expect that CalEnergy will be able to work closely with the New York Public Service Commission to implement rate reductions for all NYSEG customers, while providing them with the same safe and reliable energy service to which they are accustomed. LOWER RATES WOULD GIVE NYSEG AN ADVANTAGE IN MEETING THE COMPETITIVE CHALLENGES OF THE DEREGULATING ENERGY MARKET while contributing to New York's economic vitality and ability to attract and retain jobs. [Emphasis added.]

    31. Sokol added that CalEnergy was prepared to meet immediately to discuss the terms of the transaction.

    32. The market's reaction to the CalEnergy offer was immediate and favorable -- NYSEG shares jumped over $3 per share, or 15%, in a single day, to a 52-week high of $24-9/16.

    33. Securities analysts also praised the CalEnergy offer. For example, Banc One Investment Advisors analyst Bill Turner stated: "I love the offer. We suffered with NYSEG for a while now." J. P. Morgan analyst Kyle Ludden was also impressed with the "significant premium" over market.

                                CAUSE OF ACTION FOR
                              BREACH OF FIDUCIARY DUTY
                               ------------------------

    34. Plaintiff repeats and realleges by reference the allegations contained in the paragraphs above.


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    35.  Under New York law, officers and directors of a corporation owe fiduciary duties to shareholders and must act in the best interests of the shareholders. Such duties require them to explore all avenues to enhance shareholder value, including entertaining offers to enter into merger or other extraordinary business transactions that would provide shareholders with a significant premium over the company's market price in the foreseeable future. Von Schack was under an obligation to adequately inform himself of and to consider the Calenergy proposal, which he acknowledged, at a 25% market premium, might be in the best interests of NYSEG shareholders.

    36. Defendants have breached their fiduciary duties in rejecting Calenergy's invitation to negotiate without adequately informing themselves of the parameters of the proposal. As a result of the actions of defendants, plaintiff and the other members of the class have been and will be irreparably damaged in that they have not received and will not receive their fair proportion of the value of NYSEG's assets and business nor a fair price for the investment in NYSEG, and are being deprived of the opportunity to maximize the value of their shares.

    37. Unless this court provides the remedial relief sought herein, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the class, thereby irreparably harming the members of the class.

    38.  Plaintiff and the class have no adequate remedy at law.




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                                  PRAYER FOR RELIEF
                                  -----------------

    WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the class and against defendants, as follows:

         a. An order certifying this class as a class action and designating plaintiff and the undersigned counsel as representative and counsel, respectively, thereof;

         b. declaring and decreeing that defendants' conduct constitutes a breach of fiduciary duties owed to the class and is therefore unlawful;

         c. requiring the defendants to fulfill their fiduciary duties to maximize shareholder value by fairly and diligently reviewing the Calenergy offer and offers from other potential acquirors;

         d. awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

         e. such other equitable and declaratory relief as this court deems just and proper.

Dated:  July 18, 1997
                             LOWEY DANNENBERG BEMPORAD &
                                SELINGER, P.C.
                             The Gateway, 11th Floor
                             One North Lexington Avenue
                             White Plains, NY  10601
                             914-997-0500
                             Attorneys for Plaintiff



                                         -12-
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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF BROOME
- - - - - - - - - - - - - - - - - - - - - - -X
MORITIMER SCHULMAN, P.C. MONEY              :    Index No. 1997001655
PURCHASE PLAN, AND ELISE MILLER,            :
                                            :    Filed on:
                        Plaintiffs,         :
                                            :    Plaintiffs designate
         - Against -                        :    Broome County as
                                            :    the place for trial
WESLEY W. VON SCHACK, JAMES A. CARRIGG,          :
ALLEN E. KINTIGH, JOHN M. KEELER, RICHARD   :
AURELIO, WALTER G. RICH, EVERETT A.         :    The basis of venue
GILMOUR, LOUIS B. DEFLUER, ALTON G.         :    is defendants' place
MARSHALL, BEN E. LYNCH, ALISON CASARETT,    :    of business
PAUL I. GOIA, JOSEPH J. CASTIGLIA, AND NEW  :
YORK STATE ELECTRIC & GAS COMPANY,          :
                                            :    S U M M O N S
                        Defendants.         :    -------------
- - - - - - - - - - - - - - - - - - - - - - -X
To the above named defendants:

    YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorneys within 20 days after service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Dated:  July 17, 1997             RECEIVED
                                  July 17 1997
Defendants' address:              Broome County Clerk

4500 Vestal Parkway East
Binghamton, New York 13902
                                  WECHSLER HARWOOD HALEBIAN
                                  & FEFFER LLP
                                  Attorneys for Plaintiffs
                                  805 Third Avenue
                                  New York, New York 10022
                                  (212) 935-7400